                  Laura Kealey/LAW/Pru
                  Law Department
                  Phone Number: 203-944-5477
                  Fax Number: 203-925-6932

                  Tue 01/24/2006 04:58 PM

                                                                                To
                                                                                   "Lamont, Robert S."
                                                                                cc

                                                                           Subject
                                                                                   RE: Response to comments to 485(a) filing

     Hi Robb -

     Thanks for your voicemail comments to our response letter.  We will be drafting a second response that will describe our position in more detail.  We will get it to you this week.  Thank you!

     Laura

                  "Lamont, Robert  S."

                  Tue 01/17/2006 09:31 AM

                                                                                To
                                                                                   laura.kealey
                                                                                cc

                                                                           Subject
                                                                                   RE: Response to comments to 485(a) filing

     Hi Laura,

     Just heard your voicemail from Thursday.  We have moved offices so we have been out of touch here at the SEC for a few days. I will be reviewing the response letter shortly.  Please let me know if you need anything else from me. Thank you.

     Regards,
     Robb Lamont

     Robert S. Lamont, Jr.
     U.S. Securities and Exchange Commission
     Division of Investment Management
     (phone) 202.551.6758
     (fax) 202.628.0760

     -----Original Message-----
     From: laura.kealey@prudential.com [mailto:laura.kealey@prudential.com]
     Sent: Tuesday, January 10, 2006 11:46 AM
     To: Lamont, Robert S.
     Cc: robin.wagner@prudential.com
     Subject: Response to comments to 485(a) filing

     Dear Mr. Lamont -

     Attached is our response letter to your comments to our 485(a) filing.
     Also attached are a revised PDF version of the prospectus with the referenced disclosure and the response letter we sent to the SEC in 2004 when the Staff had made the same comment relating to Rule 6c-8 under the
     Investment Company Act.   We look forward to hearing from you once you
     have
     had a chance to review.

     We plan to make a filing this week pursuant to Rule 485(b)(1)(iii) to delay
     the effective date of our (a) filing.   Per our telephone conversation,
     you
     indicated you did not anticipate any issue that would prevent the approval of our 485(b)(1)(vii) request.  Please advise on the status of this request at your earliest convenience.

     Hope you had a nice holiday season.

     Thank you

     Laura Kealey

     (See attached file: SECResponseLetter01-06.doc)

January 6, 2006

Robert Lamont, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

         Re:      Post-Effective Amendment No. 10 to Registration Statement on Form N-4 filed by American Skandia Life Assurance
                  Corporation ("American Skandia"), Depositor, and American Skandia Life Assurance Corporation Separate Account B,
                  Registrant
                  Registration No.  333-96577
                  Investment Company Act No. 811-5438

Dear Mr. Lamont:

Below are our responses to your telephone comments made on December 22, 2005 for the above captioned  Post-Effective  Amendment No. 10 to
Registration  Statement on Form N-4  ("Registration  Statement").  We will respond to the comments in the order  discussed via telephone.
All  disclosure  changes made to the  Registration  Statement  will also be,  where  applicable,  reflected  in the filed  post-effective amendments to certain  Registration  Statements on Form N-4 pursuant to paragraph  (b)(1)(vii)  of Rule 485 under the  Securities  Act of
1933 ("Securities Act"), as described in the Request Pursuant to Rule 485(b)(1)(vii) of the Securities Act, dated November 16, 2005.

                                                           PROSPECTUS COMMENTS

Comment #1

|_|      Pursuant to Item (a)(viii) of Form N-4, list the investment options on the cover page.

Response:  Pursuant  to our  conversation,  in  addition  to  listing  the names of the  underlying  trust  companies,  we have added the following  disclosure to the cover page under the heading  "Sub-accounts"  to cross reference to the investment option section where each portfolio is listed:

"See the section of the Prospectus entitled "Investment Options" for the complete list of Sub-accounts."
Comment #2

|_|      Add disclosure regarding the higher fee levels associated with the American Skandia XTra Credit SIX ("XT6")  product.

Response:  On the cover page,  we currently  state:  "The  Prospectus  also  describes  differences  among the  Annuities  which  include differences  in the fees and charges you pay and the  variations  in some product  features  such as the  availability  of certain  bonus amounts and basic death benefit  protection."  The total fees and charges for each product in this combined  prospectus are listed in the fee table and in the Appendix  entitled  "Selecting  the Variable  Annuity  That's Right for You" for an easy  comparison of the fees and features  of each  annuity  product  offered.  On page 2 of the  Prospectus,  we  prominently  state in the box that during the first ten years,  the total  asset-based  charges on the XT6 annuity are higher than many other annuities,  and that the contingent  deferred sales charge is higher and is deducted for a longer period than the other annuities.

We believe that this  disclosure  is sufficient to make  investors  aware that the XT6 Annuity's  fees and charges may be higher than the fees and charges for our other Annuities that do not feature a bonus credit.

Comment #3

|_|      Add the `33 Act number for each registration statement on the front or back cover of the Prospectus.

Response:  We have added this disclosure to the cover page of the Prospectus under the section entitled "Available Information".

Comment #4

|_|      Revise the fee table so that the explanatory information appears in the footnotes.

Response:  We have revised the fee tables accordingly to put common explanatory information in the footnotes.

Comment #5

|_|      Minimize use of acronyms, specifically with respect to the Combination 5% Roll-up and HAV Death Benefit.

Response:  As we  explained,  we believe it is clearer in this  instance  to use the "HAV"  acronym to describe  the Highest  Anniversary
Value portion of this  combination  death benefit to avoid confusion  because there is another  optional death benefit called the Highest
Anniversary Value Death Benefit.

We have  reviewed  the other  acronyms  used in our  Prospectus  and do not believe  that we have  overused  them or that any would cause confusion on the part of an investor.

Comment #6

|_|      Issue under Rule 6c-8(b)(1) of the Investment Company Act

Response:  We have  received  this same  comment  from the Staff in the past.  Please see our  response  to  Comment  #3 in the  enclosed correspondence to Patrick Scott dated April 1, 2004.  The Staff accepted our response to their comment.

Comment #7

|_|      Pursuant to Guide 12 of Form N-4, the default payout option should be a variable payout option if a variable payout option is an option available under the variable annuity contract.

Response:  While annuity owners can choose to purchase a variable immediate annuity (VIA) contract when they decide to annuitize, this option is not part of the annuity contract that is the subject of the registration statement.  The VIAs offered each have their own contract, prospectus and registration statement number (333-91629; 333-93775; 333-91633).  The Prospectus states: "The variable annuity payment options are described in greater detail in a separate prospectus which will be provided to you at the time you elect one of the variable annuity payment options."  Additionally, we reserve the right in our insurance contracts to cease offering any option other than the default annuitization option.  This is disclosed in the prospectus as well.  For these reasons, we do not believe that the requirement with respect to the variable payout option being the default payout option applies.

Please find all of the  above-discussed  added  disclosure  in the revised PDF version of the  prospectus.  Should you have any questions regarding  the  disclosure  changes or would like to discuss our  responses,  please call me at (203)  944-5477 or Robin  Wagner at (203)
925-7176.

Sincerely,

Laura K. Kealey

Attachments

     (See attached file: SEC response ltr 0504FINAL.doc)

April 1, 2004

Patrick Scott, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506

         Re:      Post-Effective Amendment No. 4 to Registration Statement on Form N-4
                  American  Skandia  Life  Assurance  Corporation  ("American  Skandia"),  Depositor  and  American
                  Skandia Life Assurance Corporation Separate Account B, Registrant
                  Registration No. 333-96577

Dear Mr. Scott:

Below are our responses to your telephone  comments made on March 26, 2004 for the above  captioned  Post-Effective
Amendment  No.  4 to  Registration  Statement  on Form  N-4  ("Registration  Statement").  We will  respond  to the comments in the order  discussed via telephone.  All  disclosure  changes made to the  Registration  Statement will also be, where applicable,  reflected in the filed post-effective  amendments to certain Registration Statements on
Form N-4 pursuant to paragraph  (b)(1)(vii)  of Rule 485 under the Securities Act of 1933  ("Securities  Act"),  as described in the Request Pursuant to Rule 485(b)(1)(vii) of the Securities Act, dated February 17, 2004.

                                                PROSPECTUS COMMENTS

Comment #1:  Settlement Service Charge in Fee Table

|_|      Clarify who "your" refers to in the  description  of the  Settlement  Service  Charge in the Periodic Fees
     and Charges table.

     We have revised the disclosure to replace "your" with "the Owner's" as follows:

     "1.40% per year of the value of each Sub-account if the Owner's  beneficiary elects the Qualified  Beneficiary
     Continuation Option ("Qualified BCO")"

Comment #2: Optional Benefits

|_|      Disclose what optional benefits may be elected simultaneously with one another.

     In addition to the section of the  Prospectus  that  describes  each  optional  benefit,  in the  introductory paragraph to the fee table for the Optional Benefits,  we have included additional  disclosure  describing the optional  benefits that can and cannot be elected in  combination  with one another.  The  paragraph  will now read as follows:

     "The  following  table  provides  a  summary  of the fees and  charges  you will pay if you  elect  any of the following  optional  benefits.  Not all optional  benefits may be purchased in  combination  with one another.
     You may only elect one optional  living  benefit.  The optional  living  benefits  are the  Guaranteed  Return
     Option Plus program (and where not available,  Guaranteed Return Option),  the Guaranteed  Minimum  Withdrawal
     Benefit and the  Guaranteed  Minimum  Income  Benefit.  For the  optional  death  benefits,  you may elect the
     Enhanced  Beneficiary  Protection  Death Benefit and the Highest  Anniversary  Value Death Benefit together or individually,  but the  Combination 5% Roll-up and HAV Death Benefit may only be purchased  individually.  The fees and charges and each of the optional benefits are described in more detail within this Prospectus."

Comment #3:  Distribution Charge

|_|      Provide  confirmation that the Distribution  Charge combined with any CDSC would never exceed the 9% sales load limit set forth in Rule 6c-8(b)(1) of the Investment Company Act

We do not believe that Rule 6c-8(b)(1) of the Investment Company Act can be interpreted to apply to an asset based charge that is assessed against assets of a separate account, such as the Annuity's distribution charge to which your comment relates.  In concluding that this is the case, we note that Rule 6c-8(b)(1) imposes the following condition:  "The amount of any such sales load imposed, when added to any sales load previously paid on such contract, shall not exceed nine percent of purchase payments made to date for such contract."  The term "any such sales load imposed" refers to the "deferred sales load," which is defined in the rule as the sales load deducted upon redemption.  To calculate the 9% limit, the deferred sales load must be added to "any sales load previously paid on such contract."  Thus, the key term is "sales load," which is defined in Section 2(a)(35) of the 1940 Act as "the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the issuer (or in the case of a unit investment trust, by the depositor or trustee), less any portion of such difference deducted for the trustee's or custodian's fees, insurance premiums, issue taxes, or administrative expenses or fees which are not properly chargeable to sales or promotional activities."  That language by its terms describes only front-end sales load.
That conclusion is confirmed by the Release Proposing Rule 6c-8, which noted that relief from the definition of
"sales load" is required to permit contingent deferred sales load, "because the literal language of these provisions contemplates that any sales load imposed on a security of a registered investment company be a front-end sales load, and the deduction of a sales load upon redemption or annuitization is inconsistent with these provisions."  Release No. IC-13048 (Feb. 28, 1983).

We further believe that our interpretation of the rule (and the definition of sales load) is also consistent with NSMIA, by which Congress determined to replace specific charge regulation with a requirement that the insurer represent that overall fees and charges are reasonable, and the subsequent decision by the NASD
(approved by the SEC) to remove the limits on variable annuity sales loads previously contained in NASD Rule 2820.  See Notice to Members 99-103 and
Release No. 34-42043.

Comment #4:  Footnote to Underlying Portfolio Annual Expenses

|_|      Reference in footnote to American  Skandia Trust should be updated to reflect whether  investment  manager has agreed to waive fees for certain Portfolios through 04/30/05, if applicable.

     We have  attached the updated  underlying  portfolio  annual  expense  table that  appears in the  Prospectus, including updated footnotes. You will note that we have now put the fees post waiver in the footnotes.

Comment #5:  Qualified Beneficiary Continuation Option

|_|      Provide further description of Qualified Beneficiary Continuation Option as footnote to fee table

     We have  included  additional  disclosure  as a footnote to the fee table to clarify the  circumstances  under which the  Qualified  Beneficiary  Continuation  Option would apply.  The  following  disclosure  appears as a footnote to the Periodic Fees and Charges table:

     "When an  Annuity  is used as an IRA,  403(b)  or other  "qualified  investment",  upon  the  Owner's  death a beneficiary may generally elect to continue the Annuity and receive  Minimum  Distributions  under the Annuity instead of  receiving  the death  benefit in a single  payment.  If a  beneficiary  elects  this  option,  the beneficiary  will incur the Settlement  Service  Charge.  Please refer to the section of this  Prospectus that describes the Qualified  Beneficiary  Continuation  Option for more  detailed  information  about this option, including certain restrictions and limitations that may apply."

Please  find all of the  above-discussed  added  disclosure  in the  attachment.  Should  you  have  any  questions regarding  the  disclosure  changes or would like to discuss our  responses,  please  call me at (203)  944-5477 or
1-800-628-6039, extension 45477 or Robin Wagner at (203)925-7176 or extension 57176.

                                            Sincerely,

                                            Laura K. Kealey

Attachment

     (See attached file: 160_13885.pdf)

this is the file of the common prospectus - over 300 pages

                  Laura Kealey/LAW/Pru
                  Law Department
                  Phone Number: 203-944-5477
                  Fax Number: 203-925-6932

                  Wed 01/25/2006 07:18 PM

                                                                           To
                                                                               LamontR@sec.gov
                                                                           cc
                                                                               Robin Wagner/LAW/Pru@Prudential
                                                                      Subject
                                                                               Response Letter - #2

Hi Robb -

Attached is our response letter to your subsequent comments.  Also attached is a sample annuity contract that we reference in the letter.  Please review at your earliest convenience and let us know if you would like to set up a conference call to discuss further.  Thanks for your help......

Laura Kealey

SECResponseLetter#2-0106.doc

January 25, 2006

Robert Lamont, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

         Re:      Post-Effective Amendment No. 10 to Registration Statement on Form N-4 filed by American Skandia Life Assurance
                  Corporation ("American Skandia"), Depositor, and American Skandia Life Assurance Corporation Separate Account B,
                  Registrant
                  Registration No.  333-96577
                  Investment Company Act No. 811-5438

Dear Mr. Lamont:

This letter supplements my January 6, 2006 letter relating to the above-referenced post-effective amendments.  In particular, the staff requested additional information relating to our comments 6 and 7.  We set forth additional information on those two comments.

Comment 6 - Rule 6c-8

In Comment 6, the staff questioned whether the asset-based "distribution charge" for the ASAP III contract and the XT 6 contract is consistent with Rule 6c-8(b)(1) under the Investment  Company Act of 1940 (the "1940 Act").  In my January 6, 2006 letter, we noted that we had received and responded to this comment in the past, most recently in 2004.  We set forth below in detail the reasons we believe the distribution charge is not inconsistent with the rule.

Rule 6c-8 provides exemptions from various provisions of the 1940 Act and the rules thereunder to permit the deduction of a contingent deferred sales load ("CDSL") for a variable annuity contract.  Rule 6c-8(b)(1) imposes the following condition:  "The amount of any such sales load imposed, when added to any sales load previously paid on such contract, shall not exceed nine percent of the purchase payments made to date for such contract."  In other words, the CDSL plus any previous "sales load" cannot be more than 9%.  Thus, the key term is "sales load," which is defined in Section 2(a)(35) of the 1940 Act as:

         "the difference between the price of a security to the public and that portion of the proceeds from its sale which is received and invested or held for investment by the issuer (or in the case of a unit investment trust, by the depositor or trustee), less any portion of such difference deducted for trustee's or custodian's fees, insurance premiums, issue taxes, or administrative expenses or fees which are not properly chargeable to sales or promotional activities."

That definition by its terms includes only front-end sales loads.  These American Skandia contracts have no front-end sales load and therefore meet the requirement that the front-end sales load plus the CDSL never exceeds 9% of purchase payments.

We also believe it is important to note that Rule 6c-8 was adopted prior to the enactment of the National Securities Markets
Improvement Act of 1996 ("NSMIA"), under which Congress determined to replace specific charge regulation with the requirement that the insurer represent that overall fees and charges are reasonable.  Consistent with NSMIA, the NASD, in a rule change approved by the SEC, removed limits on variable annuity sales loads.  See Release No. 34-42043 (Oct. 20, 1999); NTM 99-103 (Dec. 1999).  The
SEC stated:

         "The Commission believes that the elimination of the maximum sales charge limitations from the Variable Contracts Rule is appropriate in light of the `reasonableness' standard adopted in the 1996 Amendments.  Specifically, in 1996, the 1940
         Act was amended to exempt variable annuity (as well as variable life insurance) contracts from the specific charge restrictions contained in Sections 26 and 27.  In place of the specific charge restrictions, the 1996 amendments added a section to the 1940 Act to regulate variable contract charges by requiring that the fees and charges under a variable contract, in the aggregate, be reasonable in relation to the service rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.  The Commission believes eliminating the maximum sales charge limitations from the Variable Contracts Rule is appropriate in light of the 1996 amendments."  Release No. 34-42043 (Oct. 20, 1999).

This position is not inconsistent with the purposes of Rule 6c-8.  The proposing release states that the 9% condition "is analogous to the requirement of section 27(a)(1) of the [1940] Act that any sales load imposed on a periodic payment plan certificate not exceed 9 percent of total purchase payments to be made thereon, and reflects the terms of Commission orders in this area."  Release No. IC-13048 (Feb. 28, 1983).  As noted above, NSMIA has removed the 9% limitation for variable contracts, and therefore Rule 6c-8 and the definition of "sales load" should not be read expansively to reimpose a 9% limitation that applies to asset-based charges as well as front-end sales loads and CDSLs.

This analysis is consistent with the contingent deferred sales load rule for mutual funds.  Rule 6c-10 permits a mutual fund to assess a CDSL provided (1) it does not exceed a specified percentage of NAV or the offering price at time of purchase and (2) the
CDSL complies with applicable NASD limitations.  The Rule does not require any aggregation of front-end sales loads, CDSLs and/or ongoing distribution charges for purposes of qualifying for the exception.  Limitations on overall fees and charges are left to any applicable NASD regulation.

The  Commission has also recognized the increased flexibility provided by NSMIA in naming particular charges, which are now subject to the overall reasonableness standard rather than a fee-by-fee analysis based on the name given to a particular fee or charge.  In proposing the current instructions to the Form N-4 fee table requirements, the Commission stated:

         "We also propose to amend the instructions to clarify that a registrant may modify or add captions in the fee table if the captions shown do not provide an accurate description of its fees and expenses, which parallels a similar instruction in the Form N-6 fee table. This instruction recognizes that, following the enactment of the National Securities Markets
         Improvement Act of 1996, insurers have increased flexibility to structure variable annuity charges, subject to a requirement that those charges be reasonable in the aggregate."  Release No. 33-8087 (April 12, 2002) at text accompanying nn.29-30.

In short, Rule 6c-8 does not itself require that an asset-based "distribution charge" be considered "sales load" subject to a 9%
limitation, and any such interpretation would be inconsistent with the flexibility provided by Congress in NSMIA.

Comment 7 - Default Payout Option

In Comment 7, the staff, citing Guide 12 of Form N-4, stated that the variable immediate annuity ("VIA") contract should be the default payout option.

Guide 12 notes that although the staff takes the position that an automatic fixed payout is not consistent with the redeemability requirements of the 1940 Act, "the staff does not object to an automatic fixed annuity purchase if the only options available under the variable annuity contract are fixed annuities."  As noted in my January 6, 2006 letter, the variable annuities contracts covered by this registration statement do not provide a variable payout option.  Attached is a sample contract.  The "annuity payments" section on pages 19-20 sets forth the contract owners rights with regard to payouts.  Although the contract provides four options for payments, it does not provide any variable payout options.  The second sentence of the section states:  "We make available fixed payments."  The bottom on page 19 makes clear that payments are determined based on the fixed annuity rates shown in the annuity tables in the contract.  In short, the contract provides no rights to a variable payout.  As noted in my previous letter, American Skandia currently offers the VIA contract.  That contract is separate from the variable contract covered by this prospectus.  If a contract owner selects the VIA, he or she surrenders the deferred variable contract in exchange for the VIA, which is a separate contract, with its own prospectus and registration statement.  Contract owners have no contractual right to the continued availability of VIA, and therefore we believe it is appropriate to consider that the VIA contract is not a payout option under this deferred variable annuity contract.

We are hopeful that this letter responds to the staff's comments.  If you have any questions or would like to discuss these matters further, we would propose scheduling a conference call including our outside counsel, Chris Palmer at Goodwin Procter
LLP.   Thank you for your assistance with this filing.

Sincerely,

Laura K. Kealey
Vice President, Corporate Counsel
Prudential Annuities

SampleContract.doc

ASXT165/CRT (09/01)-01                                    1
                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                ONE CORPORATE DRIVE
                                            SHELTON, CONNECTICUT 06484

                                                 (A Stock Company)

This certificate (the "Annuity") is a summary of the provisions of a group annuity contract.  The contract owner and contract as shown in the Schedule are made part of this Annuity.

                                                  RIGHT TO CANCEL

You may return this Annuity to our Office or to the representative who solicited its purchase for a refund within ten days after you receive it or longer if required by applicable law or regulation.  The amount of the refund will equal not less than the Account Value as of the date we receive the cancellation request plus any tax charge deducted less any Credits.  You bear the investment risk during this period.  However, if required by applicable law or regulation, the amount we refund is the greater of (1) the Purchase Payment and (2) the current Account
Value of the Annuity plus any tax charge deducted less any Credits.  If under applicable law we are required to return not less than the Purchase Payment, we may elect to allocate your Account Value to a money-market investment option during the period this Right to Cancel provision applies to your Annuity.

Signed for American Skandia Life Assurance Corporation:

                                                     President

                                              GROUP DEFERRED ANNUITY
                                                 NON-PARTICIPATING
                         VARIABLE AND FIXED INVESTMENT OPTIONS IN THE ACCUMULATION PERIOD

                         IN THE ACCUMULATION PERIOD ANY PAYMENTS AND VALUES PROVIDED UNDER
   THE VARIABLE INVESTMENT OPTIONS ARE BASED ON THEIR INVESTMENT PERFORMANCE AND ARE, THEREFORE, NOT GUARANTEED.
     PLEASE REFER TO THE SECTION ENTITLED "ACCOUNT VALUE IN THE SUB-ACCOUNTS" FOR A MORE COMPLETE EXPLANATION.

                         IN THE ACCUMULATION PERIOD ANY PAYMENTS AND VALUES PROVIDED UNDER
   THE FIXED INVESTMENT OPTIONS MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT. SUCH A MARKET VALUE ADJUSTMENT MAY
                                           INCREASE OR DECREASE ANY SUCH
                      PAYMENTS OR VALUES. PLEASE REFER TO THE SECTION ENTITLED "ACCOUNT VALUE
                            OF THE FIXED ALLOCATIONS" FOR A MORE COMPLETE EXPLANATION.

ASXT165/CRT (09/01)-02                                    2

              A copy of any enrollment form and any riders, amendments and endorsements are attached.

ASXT165/CRT (09/01)-03                                    3
                                                     SCHEDULE

ANNUITY NUMBER:  [001-00001]

ISSUE DATE:  [January 1, 2001]

TYPE OF BUSINESS:  [NON-QUALIFIED]

PARTICIPANT:  [JOHN DOE]

         DATE OF BIRTH:  [OCTOBER 21, 1940]

         SEX:  [MALE]

[PARTICIPANT:  [MARY DOE]

         DATE OF BIRTH:  [OCTOBER 15, 1940]

         SEX:  [FEMALE]]

ANNUITANT:  [JOHN DOE]

         ANNUITANT'S DATE OF BIRTH:  [OCTOBER 21, 1940]

         ANNUITANT'S SEX:  [MALE]

ANNUITY DATE:  [January 1, 2025]

CONTINGENT ANNUITANT:  AS NAMED IN ANY ENROLLMENT FORM OR LATER CHANGED

BENEFICIARY:  AS NAMED IN ANY ENROLLMENT FORM OR LATER CHANGED OR, IF NOT
         NAMED, UNDER THE TERMS OF THIS ANNUITY

PURCHASE PAYMENT:  $[10,000]

NET PURCHASE PAYMENT:  $[10,000]

MINIMUM ADDITIONAL PURCHASE PAYMENT:  $[100]

MINIMUM WITHDRAWAL AMOUNT:  $[100]

MINIMUM SURRENDER VALUE AFTER WITHDRAWAL:  $[1,000]

MINIMUM ANNUITY PAYMENT:  $[100 PER MONTH]

ASXT165/CRT (09/01)-04                                    4
                                               SCHEDULE (CONTINUED)

CONTINGENT DEFERRED SALES CHARGE:

             [LENGTH OF TIME                                  PERCENTAGE OF PURCHASE
                 SINCE THE ISSUE DATE                               PAYMENTS BEING LIQUIDATED

                       [0-1 year                                              9.0%
                       1-2 years                                              9.0%
                       2-3 years                                              8.5%
                       3-4 years                                              8.0%
                       4-5 years                                              7.0%
                       5-6 years                                              6.0%
                       6-7 years                                              5.0%
                       7-8 years                                              4.0%
                       8-9 years                                              3.0%
                      9-10 years                                              2.0%
                       10+ years                                              0.0%]

CREDITS:

         LENGTH OF TIME SINCE
         THE ISSUE DATE/PURCHASE PAYMENT
         IS RECEIVED:                                                        CREDIT

         [0-1 year                                                            6.0%
         1-2 years                                                            5.0%
         2-3 years                                                            4.0%
         3-4 years                                                            3.0%
         4-5 years                                                            2.0%
         5-6 years                                                            1.0%
         6+ years                                                             0.0%]

TRANSFER FEE:  $[15 PER TRANSFER AFTER THE EIGHTH IN AN ANNUITY YEAR]

ANNUAL MAINTENANCE FEE:  [LESSER OF $35 OR 2% OF ACCOUNT VALUE]

INSURANCE CHARGE:  [.65%]

DISTRIBUTION FEE:  [1.00% IN ANNUITY YEARS 1-10
                           0.0% IN ANNUITY YEARS 10+]

INDEX:  [THE INDEX IS BASED ON THE STRIP YIELDS PROVIDED TO US BY AN INDEPENDENT PRICING SERVICE OF OUR CHOICE AS
OF THE DATE WE DECLARE A RATE OF INTEREST.
THE APPLICABLE TERM (LENGTH OF TIME FROM ISSUANCE TO MATURITY) OF THE STRIPS
IS THE SAME AS THE DURATION OF THE GUARANTEE PERIOD.  IF NO STRIPS ARE AVAILABLE FOR SUCH TERM, STRIPS FOR THE
NEXT SHORTEST TERM ARE USED.  IF THE UNITED
STATES TREASURY DISCONTINUES OFFERING ANY OF THE APPLICABLE CERTIFICATES
OF INDEBTEDNESS UPON WHICH STRIPS ARE BASED OR IF THERE IS ANY DISRUPTION IN
THE MARKET FOR STRIPS THAT WOULD HAVE AN IMPACT ON OUR ABILITY TO OBTAIN
MARKET VALUATIONS FOR SUCH INSTRUMENTS, WE WILL SUBSTITUTE INDEXES WHICH
IN OUR OPINION ARE COMPARABLE.]

INTEREST RATE MINIMUM:  2.50 PER CENT (2.50%) LESS THAN THE AMOUNT DETERMINED
         BY THE INDEX.  IN NO EVENT WILL THE MINIMUM BE LESS THAN ZERO.]

ASXT165/CRT (09/01)-05                                    5
VARIABLE SEPARATE ACCOUNT:  [AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
         VARIABLE ACCOUNT B - CLASS 9 SUB-ACCOUNTS]

FIXED SEPARATE ACCOUNT:  [AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
         SEPARATE ACCOUNT D]

OWNER:  [AMERICAN SKANDIA INSURANCE TRUST]

CONTRACT:  [060]

OFFICE:                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                   P. O. BOX 7040
                                         BRIDGEPORT, CONNECTICUT 06601-7040
                                              Telephone: 1-800-752-6342
                                               www.AmericanSkandia.com

ASXT165/CRT (09/01)-06                                    6
                                                    DEFINITIONS

Account Value: The value of each allocation to a Sub-account or a Fixed Allocation prior to the Annuity Date, plus any earnings and/or less any losses, distributions, and charges thereon, before assessment of any applicable contingent deferred sales charge and/or any applicable maintenance fee.  Account Value is determined separately for each Sub-account and for each Fixed Allocation, and then totaled to determine Account Value for your entire
Annuity.  Account Value of each Fixed Allocation on other than such Fixed Allocation's Maturity Date is calculated using a market value adjustment.

Accumulation Period:  The period of time from the Issue Date through the day preceding the Annuity Date.

Annuitant:  Annuity payments are based upon this person's life.

Annuity:  A summary of your rights and benefits under the contract shown in the Schedule.

Annuity Date:  The date on which annuity payments are to commence.

Annuity Years:  Continuous 12 month periods commencing on the Issue Date and each anniversary of the Issue Date.

Beneficiary:  The person designated as the recipient of the death benefit.

Contingent Annuitant:  The person named to become the Annuitant on the Annuitant's death prior to the Annuity
Date.

Credit:  An amount we add to your Account Value at the time a Net Purchase Payment is allocated to Account Value.

Current Rates:  The interest rates we offer to credit to Fixed Allocations for the duration of newly beginning
Guarantee Periods under this Annuity.  Current Rates are contained in a schedule of rates established by us from time to time for the Guarantee Periods then being offered.  We may establish different schedules for different classes and for different annuities.

Fixed Allocation:  An allocation of Account Value that is to be credited a fixed rate of interest for a specified
Guarantee Period during the Accumulation Period and is to be supported by assets in the Fixed Separate Account.

Fixed Separate Account:  The separate account shown in the Schedule used in relation to Fixed Allocations.

Guarantee Period:  A period of time during the Accumulation Period during which we credit a fixed rate of interest on a Fixed Allocation.

In Writing: In a written form that is satisfactory to us and filed at our Office.  In lieu of such a written communication, we, at our sole discretion, may agree in advance to communication regarding a specific matter by telephone or by some other form of electronic transmission in a manner we accept.

Interim Value:  As of any particular date, the initial value of a Fixed Allocation plus all interest credited thereon, less the sum of all previous transfers and withdrawals of any type from such Fixed Allocation and interest thereon from the date of each withdrawal or transfer.

ASXT165/CRT (09/01)-07                                    7
Issue Date:  The effective date of your participation under the contract shown in the Schedule in relation to the rights and benefits evidenced by this Annuity.

MVA:  A market value adjustment used in the determination of Account Value of each Fixed Allocation as of a date other than such Fixed Allocation's Maturity Date and thirty days prior thereto.

Maturity Date:  The last day in a Guarantee Period.

Minimum Distributions:  Minimum amounts that must be distributed each year in relation to certain qualified plans under the Internal Revenue Code.

Net Purchase Payment:  A Purchase Payment less any applicable charge for taxes.

Office:  The location shown in the Schedule where all requests regarding this Annuity are to be sent.

Option-adjusted Spreads:  The differences between the yields on corporate debt securities, adjusted to disregard any options available therewith, and the yields on government debt securities of comparable maturity.

Owner:  The person or entity shown in the Schedule unless later changed, that owns the master group contract under which an Annuity is issued.

Payout Period:  The period starting on the Annuity Date during which the annuity is paid.

Purchase Payment:  A cash consideration you give to us for the rights, privileges and benefits outlined in this
Annuity.

Strip:  A direct obligation of the U.S. Treasury.  It consists of a Treasury coupon security broken into individual payments of either the right to receive the applicable principal payment or the right to the applicable interest payment.

Strip Yield:  For purposes of this Annuity, the ask yield for Strips based solely on the right to redeem coupons for interest payments.

Sub-account:  A division of the Variable Separate Account shown in the Schedule.  We use Sub-accounts to calculate variable benefits under this Annuity.

Surrender Value:  The value of your Annuity available upon surrender prior to the Annuity Date.  It equals the
Account Value as of the date we price the surrender less any applicable contingent deferred sales charge, any applicable tax charges, any charges due for any optional benefits provided by rider or endorsement, and any applicable maintenance fee.

Unit:  A measure used to calculate your Account Value in a Sub-account prior to the Annuity Date.

Unit Price:  Unit Price is used for calculating (a) the number of Units allocated to a Sub-account, and (b) the value of transactions into or out of a Sub-account or benefits based on Account Value in a Sub-account prior to the Annuity Date.  Each Sub-account has its own Unit Price which will vary each Valuation Period to reflect the investment experience of that Sub-account.

Valuation Day:  Every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

ASXT165/CRT (09/01)-08                                    8
Valuation Period:  The period of time between the close of business of the New York Stock Exchange on successive
Valuation Days.

Variable Separate Account:  The variable separate account shown in the Schedule used in relation to Sub-accounts.

we, us, our:  American Skandia Life Assurance Corporation.

you, your:  The participant shown in the Schedule.

                                            INVESTMENT OF ACCOUNT VALUE

General:  In the Accumulation Period we offer a range of variable and fixed options as ways to invest your
Account Value.  You may maintain Account Value in multiple investment options, subject to the limits set out in the Allocation Rules section of this Annuity.  You may transfer Account Value between investment options, subject to the requirements set out in the Transfers section of this Annuity.  Transfers may be subject to a fee.

Variable Investment Options:  During the Accumulation Period we offer a number of Sub-accounts as variable investment options.  These are all Sub-accounts of the Variable Separate Account(s) shown in the Schedule.

Fixed Investment Options:  We may offer Fixed Allocations with Guarantee Periods of different durations.  Each such Fixed Allocation is accounted for separately.  Each Fixed Allocation earns a fixed rate of interest throughout its Guarantee Period.  Multiple Fixed Allocations are permitted, subject to our allocation rules.  The duration of a Guarantee Period may be the same or different from the duration of the Guarantee Periods of any of your prior Fixed Allocations.

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.

A Guarantee Period for a Fixed Allocation begins:  (a) when all or part of a Net Purchase Payment is allocated to that particular Guarantee Period; (b) upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or (c) when a Guarantee Period attributable to a Fixed Allocation "renews" after its
Maturity Date.

We declare the rates of interest applicable during the various Guarantee Periods offered.  Declared rates are effective annual rates of interest.  The rate of interest applicable to a Fixed Allocation, for the class of contracts to which this Annuity belongs, is the one in effect when its Guarantee Period begins.  The rate is guaranteed throughout the Guarantee Period.

We may offer certain Guarantee Periods only in connection with certain uses of the Annuity or in connection with certain programs for allocation of your Account Value.  Also, we may offer multiple Guarantee Periods of equal duration, but limit access to certain of these Guarantee Periods depending on uses of the Annuity or participation in certain programs for allocation of your Account Value.  We may offer differing Current Rates to these differing Guarantee Periods as compared to other Guarantee Periods of the same duration.

We inform you of the interest rate applicable to a Fixed Allocation, as well as its Maturity Date, when we confirm the allocation.  We declare interest rates applicable to new Fixed Allocations from time to time.  Any new Fixed Allocation in an existing Annuity is credited interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.  We may adjust interest rates for any Fixed Allocations after the distribution fee ends, as shown in the
Schedule.

ASXT165/CRT (09/01)-09                                    9
The interest rates we credit are subject to a minimum.  We may declare a higher rate.  The Interest Rate Minimum is described in the Schedule.

Interest Rate Minimum

Interest rates are determined by us.  However, rates are subject to a minimum.  The minimum for a Fixed
Allocation is based on both an index and a reduction to the interest rate determined according to the index. Both the index and the reduction used in determining the minimum are as shown in the Schedule.  If required for substitution of the index, we will obtain prior approval from the Securities and Exchange Commission so long as required by law and any other required regulatory approvals.

                                        OPERATIONS OF THE SEPARATE ACCOUNTS

General:  The assets supporting our obligations under the Annuities may be held in various accounts, depending on the obligation being supported.  In the Accumulation Period, assets supporting Account Values are held in separate accounts established under the laws of the State of Connecticut.  In the Payout Period, assets supporting fixed annuity payments are held in our general account.

Separate Accounts:  We are the legal owner of assets in the separate accounts.  Income, gains and losses, whether or not realized, from assets allocated to these separate accounts, are credited to or charged against each such separate account in accordance with the terms of the annuities supported by such assets without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts.  We will maintain assets in each separate account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the annuity obligations supported by such assets.  These assets may only be charged with liabilities which arise from such annuities, which may include Annuities issued under the contract shown in the Schedule.

Variable Separate Account:  In the Accumulation Period, the assets supporting obligations based on allocations to the variable investment options are held in the Variable Separate Account shown in the Schedule.  This separate account consists of multiple Sub-accounts.  This separate account was established by us pursuant to Connecticut law.  This separate account also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of this Variable Separate Account.

The amount of our obligations in relation to allocations to the Sub-accounts are based on the investment performance of such Sub-accounts.  However, the obligations themselves are our general corporate obligations.

The Variable Separate Account is registered with the Securities and Exchange Commission ("SEC") under the
Investment Company Act of 1940 (the "1940 Act") as a unit investment trust, which is a type of investment company.  This does not involve any supervision by the SEC of the investment policies, management or practices of the Variable Separate Account.

Sub-accounts are permitted to invest in underlying mutual funds or portfolios that we consider suitable.  We also reserve the right to change the investment policy of any or all Sub-accounts, add Sub-accounts, eliminate
Sub-accounts, combine Sub-accounts, or to substitute underlying mutual funds or portfolios of underlying mutual funds, subject to any required regulatory approvals.

Values and benefits based on allocations to the Sub-accounts will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable.  We do not guarantee the investment results of any
Sub-account, nor is there any assurance that the Account Value allocated to the Sub-accounts will equal the amounts allocated to the Sub-accounts as of any time other than the Valuation Period of such allocation.  You bear the entire investment risk.

ASXT165/CRT (09/01)-10                                   10
We reserve the right to transfer assets of the Variable Separate Account, which we determine to be associated with the class of contracts to which this Annuity belongs, to another Variable Separate Account.  If this type of transfer is made, the term "Variable Separate Account" as used in this Annuity, shall mean the Variable Separate
Account to which the assets were transferred.

Fixed Separate Account:  In the Accumulation Period, assets supporting our obligations based on Fixed Allocations are held in the Fixed Separate Account shown in the Schedule, which is a "non-unitized" separate account.  Such obligations are based on the interest rates we credit to Fixed Allocations and the terms of the Annuities.  These obligations do not depend on the investment performance of the assets in the Fixed Separate Account.  This separate account was established by us pursuant to Connecticut law.

There are no discrete units in the Fixed Separate Account.  No party with rights under any annuity nor any group contract owner participates in the investment gain or loss from assets belonging to the Fixed Separate Account.
Such gain or loss accrues solely to us.  We retain the risk that the value of the assets in the Fixed Separate
Account may drop below the reserves and other liabilities we must maintain.  Should the value of the assets in the Fixed Separate Account drop below the reserve and other liabilities we must maintain in relation to the annuities supported by such assets, we will transfer assets from our general account to the Fixed Separate
Account to make up the difference.  We have the right to transfer to our general account any assets of the Fixed
Separate Account in excess of such reserves and other liabilities.  We maintain assets in the Fixed Separate
Account supporting a number of annuities we offer.

If you surrender, withdraw or transfer Account Value from a Fixed Allocation before the end of its Guarantee
Period, you bear the risk inherent in the MVA.  The Account Value of a Fixed Allocation is guaranteed to be its then current Interim Value on its Maturity Date.

                                                      CHARGES

General:  The charges which are or may be assessed against your Annuity are the contingent deferred sales charge, the maintenance fee, tax charges, a transfer fee and the distribution fee. Charges may also apply for any optional benefit provided by rider or endorsement.  The charge assessed against the Sub-accounts of the Variable
Separate Account is the insurance charge.  A charge for taxes may also be assessed against the Sub-accounts.

Contingent Deferred Sales Charge:  The contingent deferred sales charge is a percentage of the Purchase Payment being liquidated.  The charge decreases as the Annuity ages.  The aging of the Annuity is measured from the Issue
Date.  The charge is shown in the Schedule.

Maintenance Fee:  This is an annual fee deducted at the end of each Annuity Year or on surrender, if earlier.
The amount of this charge is shown in the Schedule.  The fee is limited to the Account Values in the Sub-accounts as of the Valuation Period such fee is due.

Tax Charges:  In several states a tax is payable, either when Purchase Payments are received, upon surrender or when the Account Value is applied under an annuity option.  We will deduct the amount of tax payable, if any, from your Purchase Payments, Account Value or Surrender Value as applicable.

Transfer Fee:  The transfer fee is as shown in the Schedule.  However, the fee is only charged if there is
Account Value in at least one Sub-account immediately subsequent to such transfer.  Renewals or transfers of
Account Value from a Fixed Allocation at the end of its Guarantee Period are not subject to the transfer fee and are not counted in determining whether other transfers may be subject to the transfer fee.

ASXT165/CRT (09/01)-11                                   11
Allocation Of Annuity Charges:  Charges applicable to any type of withdrawal are taken from the investment options in the same ratio as such a withdrawal is taken from the investment options. The transfer fee is assessed against the Sub-accounts in which you maintain Account Value immediately subsequent to such transfer.  The transfer fee is allocated on a pro-rata basis in relation to the Account Values in such Sub-accounts as of the
Valuation Period for which we price the applicable transfer.  No fee is assessed if there is no Account Value in any Sub-account at such time.  Tax charges are assessed against the entire Purchase Payment, Account Value or
Surrender Value as applicable.  The maintenance fee is assessed against the Sub-accounts on a pro-rata basis in relation to the Account Values in each Sub-account as of the Valuation Period for which we price the fee.

Insurance Charge:  We charge an insurance charge against the daily total value of each Sub-account. We assess this charge each day at the daily equivalent of the rate shown in the Schedule.

Distribution Fee:   We assess a distribution fee against the daily total value of each Sub-account during the period shown in the Schedule. We assess this charge each day at the daily equivalent of the rate shown in the
Schedule.

                                       PARTICIPATION RIGHTS AND DESIGNATIONS

Participation Rights, Annuitant and Beneficiary Designations:  You may exercise the rights, options and privileges granted participants by the contract as shown in the Schedule or permitted by us.  Your rights are subject to the rights of any assignee recorded by us and of any irrevocably designated Beneficiary.  Your rights terminate as of the date the death benefit is payable.  No rights of survivorship are provided except as provided herein.

You make  certain  designations  that apply to the  Annuity.  These  designations  are  subject to our rules and to various regulatory or statutory  requirements  depending on the use of the Annuity.  These  designations  include a participant,  a contingent  participant,  an Annuitant,  a Contingent  Annuitant,  a Beneficiary,  and a contingent
Beneficiary.  Certain  designations are required,  as indicated below.  Such  designations will be revocable unless you indicate  otherwise  or we endorse  your  Annuity to indicate  that such  designation  is  irrevocable  to meet certain regulatory or statutory requirements.

A  participant  must be  named.  You may  name  more  than one  participant.  If you do,  all  rights  reserved  to
participants  are  then  held  equally  by  all  co-participants.   We  require  the  consent  In  Writing  of  all
co-participants  for any transaction for which we require the written  consent of  participants.  Where required by law, we require the consent In Writing of the spouse of any person with a vested interest in an Annuity.

You may name a contingent  participant.  However,  where allowed by law, this  designation  takes effect only on or after the Annuity Date.

You must name an Annuitant.  We do not accept a designation of joint Annuitants.  If the Annuitant is not a participant and the Annuitant predeceases any participant who is a natural person:

       (a)    The participant becomes the Annuitant if no Contingent Annuitant was designated; and

       (b)    If there are multiple participants who are natural persons, the oldest of such participants becomes the Annuitant if no Contingent Annuitant was designated.

Where allowed by law, you may name one or more Contingent Annuitants.   If the Annuitant is not a participant and
the Annuitant dies before the Annuity Date, the Contingent Annuitant will become the Annuitant.

ASXT165/CRT (09/01)-12                                   12

Death benefits are payable to the Beneficiary.  You may designate more than one primary or contingent
Beneficiary.  If you make such a designation, the proceeds are payable in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise In Writing.

Unless otherwise required by law, if the primary Beneficiary dies before death proceeds become payable, the proceeds will become payable to the contingent Beneficiary.  If no Beneficiary is alive when death proceeds become payable or in the absence of any Beneficiary designation, the proceeds will vest in any surviving participant.  If there is no surviving participant, the proceeds will vest in your estate.  For these purposes, the term "surviving participant" includes any participant that is or is not a natural person.

Changing Revocable Designations:  You may request to change the participant, contingent participant, Annuitant,
Contingent Annuitant, Beneficiary and contingent Beneficiary designations by sending us a request In Writing unless you indicated that a prior choice was irrevocable or your Annuity has been endorsed to limit certain changes.

Such changes will be subject to our acceptance.  Some of the changes we may not accept include, but are not limited to:  (a) a new participant subsequent to the death of the participant or the first of any co-
participants to die, except where a spouse-Beneficiary has become the participant as a result of a participant's death; (b) a new Annuitant subsequent to the Annuity Date if the annuity option selected includes a life contingency; and (c) a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity.

Common Disaster:  If a participant is a natural person and if any Beneficiary dies with the participant in a common disaster, it must be proved to our satisfaction that the participant died first.  Unless information provided indicates otherwise, the Annuity is treated as though the Beneficiary died first. If:  (a) the participant is not a natural person; (b) no Contingent Annuitant has been designated; and (c) the Annuitant and the Beneficiary die in a common disaster, then it must be proved to our satisfaction that the Annuitant died first.  Unless information provided indicates otherwise, the proceeds are payable as if the Beneficiary died before the Annuitant.

                                                 PURCHASE PAYMENTS

Initial Purchase Payment:  Issuance of an Annuity represents both our acceptance of an initial Purchase Payment and enrollment of a participant.  The amount of your initial Net Purchase Payment evidenced by this Annuity is shown in the Schedule.  Amounts are allocated to the investment options according to your instructions.

Additional Purchase Payments:  The minimum for any additional Purchase Payment is as shown in the Schedule.
Additional Purchase Payments may be paid at any time during the Accumulation Period.  Subject to the allocation rules herein, amounts are allocated to the investment options according to your most recent instructions.

                                                      CREDITS

We add a Credit to your Annuity with each Purchase Payment received during certain periods as shown in the
Schedule.  Each Credit is allocated to Account Value when the applicable Net Purchase Payment is applied to your
Account Value.

The Credits, as a percentage of Purchase Payments, are shown in the Schedule. The Credit may be determined on the basis of the cumulative amount of Purchase Payments.  No additional Credit is applied retroactively.  The Credit applied to additional Purchase Payments decreases as the Annuity ages.  The aging of the Annuity is measured from the Issue Date.

ASXT165/CRT (09/01)-13                                   13

Credits are applied pro-rata to the investment options in the same ratio as the applicable Net Purchase Payment.
We reduce the amount available as a death benefit, other than the minimum death benefit provided by this Annuity, or as a medically-related surrender by any Credits applied in the prior 12 months.  However, we may reduce the amount of any benefit provided by rider or endorsement by any Credit in accordance with the terms of such rider or endorsement.

If you exercise your right to cancel this Annuity under the Right to Cancel provision, the amount payable is reduced by any Credit applied.

                                         ACCOUNT VALUE AND SURRENDER VALUE

General:  In the Accumulation Period your Annuity has an Account Value and a Surrender Value.  Your total Account
Value is the sum of your Account Value in each Sub-account and each Fixed Allocation.  Surrender Value is the
Account Value less any applicable contingent deferred sales charge, any applicable tax charge, any charges due for optional benefits provided by rider or endorsement, and any applicable maintenance fee.

Account Value in the Sub-accounts:  We determine your Account Value separately for each Sub-account.  To determine the Account Value in each Sub-account we multiply the Unit Price as of the Valuation Period for which the calculation is being made times the number of Units attributable to your Annuity in that Sub-account as of that Valuation Period.

Units:  The number of Units attributable to this Annuity in a Sub-account is the number of Units you purchased less the number transferred or withdrawn.  We determine the number of Units involved in any transaction specified in dollars by dividing the dollar value of the transaction by the Unit Price of the affected Sub-account as of the Valuation Period applicable to such transaction.

Unit Price:  For each Sub-account the initial Unit Price was $10.00.  The Unit Price for each subsequent period is the net investment factor for that period, multiplied by the Unit Price for the immediately preceding
Valuation Period.  The Unit Price for a Valuation Period applies to each day in the period.

Net Investment Factor:  Each Sub-account has a net investment factor.  The net investment factor is an index that measures the investment performance of and charges assessed against a Sub-account from one Valuation Period to the next.

The net investment factor for a Valuation Period is (a) divided by (b), less (c); where:

       (a)    is the net result of:

              (1)   the net asset value per share of the underlying mutual fund shares held by that
                    Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid by the underlying mutual fund during that Valuation Period; plus or minus

              (2)   any per share charge or credit during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

       (b)    is the net result of:

              (1)   the net asset value per share plus any declared and unpaid dividends per share of the underlying mutual fund shares held in that Sub-account at the end of the preceding Valuation Period; plus or minus

ASXT165/CRT (09/01)-14                                   14

              (2)   any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

(c)      is the insurance charge, plus the distribution fee.  However, the distribution fee applies only during the period shown in the Schedule

       We value the assets in the Sub-accounts at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.  The net investment factor may be greater than, equal to, or less than one.

Account Value of the Fixed Allocations: We determine the Account Value of each Fixed Allocation separately.  A
Fixed Allocation's Account Value as of a particular date is determined by multiplying its then current Interim
Value times the MVA.

A formula is used to determine the MVA.  The formula is applied separately to each Fixed Allocation.  Values and time durations used in the formula are as of the date for which the Account Value is being determined.  The formula is: [ (1+I) /(1+J+0.0010)] N/365; where:

I is (a) plus (b); where:

       (a)    is the Strip Yield as of the date the Guarantee Period began (or if no Strip Yields are available on such date, the most recent applicable Strip Yield available to us prior to such date) for
              Strips maturing at the end of the applicable Fixed Allocation's Guarantee Period.  If there are no Strips maturing at that time, we use the Strip Yield for the Strips maturing as soon as possible after the Guarantee Period ends; and

       (b)    is the Option-adjusted Spread associated with the Merrill Lynch 1 to 10 year Investment
              Grade Corporate Bond Index based on bond prices as of the close of trading on the date the
              Guarantee Period began (or if no Option-adjusted Spread is available on such date, the most recent applicable Option-adjusted Spread available to us prior to such date).

J is (c) plus (d); where

       (c)    is the Strip Yield as of the date the MVA formula is to be applied (or if no Strip Yields are available on such date, the most recent applicable Strip Yield available to us prior to such date) for Strips maturing at the end of the applicable Fixed Allocation's Guarantee Period.
              If there are no Strips maturing at that time, we use the Strip Yield for the Strips maturing as soon as possible after the Guarantee Period ends; and

       (d)    is the Option-adjusted Spread associated with the Merrill Lynch 1 to10 year Investment Grade
              Corporate Bond Index based on bond prices as of the close of trading on the date the MVA formula is to be applied (or if no Option-adjusted Spread is available on such date, the most recent applicable Option-adjusted Spread available to us prior to such date).

N is the number of days remaining in such Fixed Allocation's Guarantee Period.

No MVA applies:

       (1)    In determining a Fixed Allocation's Account Value on its Maturity Date or during the period beginning 30 days prior to its Maturity Date;

ASXT165/CRT (09/01)-15                                   15

       (2)    To periodic withdrawals from a Fixed Allocation that you schedule in advance with our consent (we may limit the Guarantee Periods we make available for such a program);

       (3)    To periodic transfers from a Fixed Allocation that you schedule in advance with our consent
              (we may limit the Guarantee Periods we make available for such a program); and

       (4)    To the death benefit.

If the United States Treasury discontinues offering any of the applicable certificates of indebtedness upon which
Strips are based or if there is any disruption in the market for Strips that would have an impact on our ability to obtain market valuations for such instruments, we will substitute indexes which in our opinion are comparable.  If the Merrill Lynch 1 to 10 year Investment Grade Corporate Bond Index of Option-adjusted Spreads is discontinued, or if there is any disruption in the market for investment grade bonds or options on such bonds that would impact the ability to calculate the index, we will substitute a comparable index.  If required for substitution of either or both indexes, we will obtain prior approval from the Securities and Exchange Commission so long as required by law and any other required approvals.

                                                 ALLOCATION RULES

You may allocate your Account Value among the investment options we make available.  The variable investment options are Sub-accounts of the Variable Separate Account.  The fixed investment options are the Guarantee
Periods we make available for Fixed Allocations.  In the Accumulation Period, you may maintain Account Value in up to twenty Sub-accounts.  You may also maintain an unlimited number of Fixed Allocations; however, we reserve the right to limit the amount you may allocate to any Fixed Allocation.  Should you request a transaction that would leave less than any minimum amount we then require in an investment option, we reserve the right, to the extent permitted by law, to add the balance of your Account Value in the applicable Sub-account or Fixed
Allocation to the transaction and close out your balance in that investment option.

If you request automatic transfer programs, including, but not limited to any market timing or asset allocation strategies provided by an independent third party, we direct all allocations while your Annuity is subject to such an arrangement to the same investment options and in the same proportions as then required pursuant to the applicable program, unless you provide us with other instructions.  We no longer make any such directions regarding allocations once we receive notice acceptable to us that your participation in any such investment allocation program has ended.

Withdrawals of any type are taken pro-rata from the investment options based on the then current Account Values in such investment options unless we receive other instructions from you prior to such withdrawal.  If no instructions are provided for determining the amounts to be taken from each investment option, then the Account
Value in all your then current Fixed Allocations is deemed to be in one investment option.  If you transfer or withdraw Account Value from multiple Fixed Allocations and do not provide instructions indicating the Fixed
Allocations from which Account Value should be taken:  (a) we take Account Value first from the Fixed Allocation with the shortest amount of time remaining to the end of its Guarantee Period, and then from the Fixed Allocation with the next shortest amount of time remaining to the end of its Guarantee Period, and so forth; and (b) if there are multiple Fixed Allocations with the same amount of time left in each Guarantee Period, as between such
Fixed Allocations we first take Account Value from the Fixed Allocation that has the shorter Guarantee Period.

                                                     TRANSFERS

General:  In the Accumulation Period you may transfer Account Value between investment options, subject to the allocation rules herein.  The amount we charge is shown in the Schedule.  Renewals or transfers of Account Value from a Fixed Allocation at the end of its Guarantee Period are not subject to

ASXT165/CRT (09/01)-16                                   16
the transfer charge and are not counted in determining whether other transfers may be subject to the transfer charge.  Your transfer request must be In Writing unless we receive a prior written authorization from you permitting transfers based on instructions we receive over the phone or via other means acceptable to us in our sole discretion.

We reserve the right to require two business days prior to any transfer into or out of a Fixed Allocation if the amount transferred exceeds $500,000.

Where permitted by law, we may accept your authorization of a third party to transfer Account Values on your behalf.  We may suspend or cancel such acceptance at any time.  We give you prior notification of any such suspension or cancellation.  We may restrict the investment options that will be available to you for transfers or allocations of Net Purchase Payments during any period in which you authorize such third party to act on your behalf.  We give the third party you authorize prior notification of any such restrictions.  However, we will not enforce such a restriction if we are provided evidence satisfactory to us that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

We reserve the right to limit the number of transfers in any Annuity Year for all existing or new participants in
order to preserve the tax status of your Annuity.    We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for a participant or certain participants if we believe that:  (a) excessive trading by such participant or participants or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying mutual funds.

Maturity:  A Fixed Allocation ends on its Maturity Date at the end of the Guarantee Period.  You may elect to start a new Fixed Allocation for a Guarantee Period of equal duration, if we are then making that duration available.  You also may transfer all or part of that Fixed Allocation's Account Value to start a different Fixed
Allocation or you may transfer such Account Value to one or more Sub-accounts, subject to our allocation rules.
We must receive instructions from you In Writing at least two business days before the Maturity Date.  No MVA applies to transfers of a Fixed Allocation's Account Value occurring as of its Maturity Date or thirty days prior thereto.  If we do not receive instructions from you at least two business days before the Maturity Date, we allocate the Account Value in the maturing Fixed Allocation to the money market investment option, unless the
Maturity Date is the date we apply your Account Value to determine the annuity payments that begin on the Annuity
Date.

                                                   DISTRIBUTIONS

Surrender:  Surrender of your Annuity for its Surrender Value is permitted during the Accumulation Period.  A contingent deferred sales charge, tax charges and the maintenance fee may apply to such surrender.  You must send your Annuity and surrender request In Writing to our Office.

Free Withdrawals:  Each Annuity Year in the Accumulation Period you may withdraw a limited amount of Account
Value without application of any applicable contingent deferred sales charge.  The minimum withdrawal amount and the minimum Surrender Value after a withdrawal are shown in the Schedule.

The maximum amount available as a free withdrawal is an amount equal to 10% of all Purchase Payments each Annuity
Year.  The contingent deferred sales charge applies to withdrawals exceeding the maximum free withdrawal amount.
Amounts withdrawn as free withdrawals are not treated as a withdrawal of Purchase Payments.

ASXT165/CRT (09/01)-17                                   17

After the period during which the contingent deferred sales charge would apply to withdrawal of any Purchase
Payments, you may withdraw all or a portion of your Surrender Value without application of any contingent deferred sales charge, subject to minimum withdrawal amount and the minimum Surrender Value after a withdrawal.
The period during which the contingent deferred sales charge applies is shown in the Schedule.

Partial Withdrawals:  You may withdraw part of your Surrender Value. The minimum withdrawal amount and the minimum Surrender Value after a withdrawal are shown in the Schedule.  If the amount of the partial withdrawal request exceeds the maximum amount available, we reserve the right to treat your request as one for a full surrender.

For a partial withdrawal that occurs while the contingent deferred sales charge applies, that charge is assessed against any Purchase Payments withdrawn.  In order to determine whether the contingent deferred sales charge applies to withdrawals during this period, amounts are deemed to be withdrawn from your Annuity in the following order:

         (a)      From any amount then available as a free withdrawal; then from

         (b)      Purchase Payments; then from

(c)      Any other Account Value.

Death Benefit:  In the Accumulation Period, a death benefit is payable.  If there is more than one participant, such participants being natural persons, the death benefit is payable upon the first death of such participants.
If the Annuity is owned by an entity, the death benefit is payable upon the Annuitant's death, if there is no
Contingent Annuitant.  If a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, the Contingent Annuitant then becomes the Annuitant.

In the Payout Period, we distribute any payments due subsequent to a participant's death at least as rapidly as under the method of distribution in effect as of the date of such participant's death. If the Annuitant is not a participant and the Annuitant dies before the Annuity Date, the Contingent Annuitant will become the Annuitant.
In the Payout Period, subsequent to the death of the Annuitant, we continue to pay any "certain" payments
(payments not contingent on the continuance of any life) to the Beneficiary.

The person upon whose death the death benefit is payable is referred to below as the "decedent".  For purposes of this death benefit provision, "withdrawals" means withdrawals of any type (including free withdrawals, partial withdrawals, charges for optional benefits, Minimum Distributions) before assessment of any applicable contingent deferred sales charge and after any applicable MVA.  For purposes of this provision, persons named participant or
Annuitant within 60 days of the Issue Date are treated as if they were a participant or Annuitant on the Issue
Date.

The death benefit is as follows, and is subject to the conditions described in (1) and (2) below:

       (1)    The death benefit is the greater of (a) and (b), where:

              (a)   is your Account Value in any Sub-accounts plus the Interim Value of any Fixed
                    Allocations, less an amount equal to any Credits applied within 12 months prior to the date of death; and

              (b)   is the minimum death benefit ("Minimum Death Benefit").  The Minimum Death Benefit
                    is the sum of all Purchase Payments reduced proportionately by the amount of any withdrawals.  Each withdrawal reduces the Purchase Payments by the same ratio as the amount of the withdrawal to the Account Value prior to the withdrawal.

ASXT165/CRT (09/01)-18                                   18
       (2)    If a decedent was not named a participant or Annuitant as of the Issue Date and did not become such as a result of a prior participant's or Annuitant's death, the Minimum Death
              Benefit is suspended as to that person for a two year period from the date he or she first became a participant or Annuitant. After the suspension period is completed, the death benefit is the same as if such person had been a participant or Annuitant on the Issue Date.  During the suspension period, the death benefit is your Account Value in Sub-accounts plus the
              Interim Value of any Fixed Allocations, less any Credits applied within 12 months prior to the date of death.

The amount of the death benefit is determined as of the date we receive In Writing due proof of death.  It is
reduced by any annuity payments made prior to the date we receive In Writing due proof of death.   As of that
date we transfer all amounts due each Beneficiary to the money market sub-account unless we have all instructions required to pay the amount due.

In order to pay a Beneficiary the amount due, we require: (a) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and
(b) any applicable election of the mode of payment of the death benefit, if not previously elected by the participant.

In the event of death during the Accumulation Period, the benefit must be distributed within (a) five years of the date of death; or (b) over a period not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary.  Distribution after a decedent's death to be paid under (b) above, must commence within one year of the date of death.  Except as noted below in the spousal continuation provision, we assume that the death benefit is to be paid out under (a), above, unless we receive a different election.

Spousal Continuation:  There are two situations where the Annuity may continue subsequent to a death during the
Accumulation Period such that we may increase your Account Value.  These situations are:

       (a)    When a spouse who is the sole primary Beneficiary continues the Annuity; and

       (b)    When the Annuity is not owned by a natural person and the contingent Annuitant is the spouse of the decedent.

Any increase then due is the addition to the Account Value that would be payable if the death benefit, including any recovery of Credits as provided in the death benefit provision of this Annuity, were to be paid out as a lump sum.  This increase is added as of the date we receive due proof of death of the decedent and evidence In Writing we may require of the spousal relationship as of the date of death.

We  assume a spouse  who is the sole  primary  Beneficiary  elects  to  continue  the  Annuity  unless  we  receive instructions to pay the death benefit.

Applicability of any Minimum Death Benefit subsequently depends on whether, as of the date the Annuity is continued by a spouse Beneficiary or a spouse contingent Annuitant becomes the Annuitant as described above, such spouse is then of an age to be eligible for such Minimum Death Benefit.
We subsequently calculate the Minimum Death Benefit:

       (a)    using the Account Value, including any increase, as of the date the death benefit would have otherwise been payable as if it were a Purchase Payment; and

       (b)    we ignore all Purchase Payments, withdrawals and values applicable to such death benefit that occurred before such date.

ASXT165/CRT (09/01)-19                                   19
Annuity Payments:  Annuity payments can be guaranteed for life, for a certain period, or for a certain period and life.  We make available fixed payments.  You may choose an Annuity Date, an annuity option and the frequency of annuity payments.  Your choice of Annuity Date and annuity option may be limited depending on your use of the
Annuity.  You may change your choices at any time up to 30 days before the earlier of:  (a) the date we would have applied your Account Value to an annuity option had you not made the change; or (b) the date we will apply your Account Value to an annuity option in relation to the new Annuity Date you are then selecting.  You must request this change In Writing. The Annuity Date must be the first or the fifteenth day of a calendar month.  We may require the Annuity Date be not less than three years after the Issue Date.

In the absence of an election In Writing:  (a) the Annuity Date is the first day of the calendar month first following the later of the Annuitant's 85th birthday or the fifth anniversary of our receipt at our Office of your request to purchase an Annuity; and (b) where allowed by law, monthly payments will commence under option 2, described below, with 10 years certain.  In determining your annuity payments, we credit interest using our then current crediting rate for this purpose, which is not less than 3% of interest per year, to your Account Value between the date Account Value is applied to an annuity option and the Annuity Date.  If there is any remaining contingent deferred sales charge applicable as of the Annuity Date, then the annuity option you select must include a certain period of not less than 10 years' duration.  Annuity options in addition to those shown are available with our consent.

You may elect to have any amount of the proceeds due to the Beneficiary applied under any of the options described below or any other options we then make available.  Except where a lower amount is required by law, the minimum monthly annuity payment is as shown in the Schedule.  In the absence of an election prior to the proceeds becoming due, the Beneficiary may make such an election.  However, if you made an election, the Beneficiary may not alter such election.  Such election must be made In Writing within one year after proceeds are payable.

For purposes of the annuity options described below, the term "key life" means the person or persons upon whose life any payments dependent upon the continuation of life are based.

       (a)    Option 1 - Payments for Life:  Under this option, income is payable periodically prior to the death of the key life, terminating with the last payment due prior to such death.

       (b)    Option 2 - Payments for Life  with 10, 15, or 20 Years Certain:  Under this option, income is payable periodically for 10, 15, or 20 years, as selected, and thereafter until the death of the key life.  Should the death of the key life occur before the end of the period selected, the remaining payments are paid to the Beneficiary to the end of such period.

       (c)    Option 3 - Payments Based on Joint Lives:  Under this option, income is payable periodically during the joint lifetime of two key lives, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the survivor's death.

       (d)    Option 4 - Payments for a Certain Period:  Under this option, income is payable periodically for a specified number of years.  The number of years is subject to our then current rules.
              Should the payee die before the end of the specified number of years, the remaining payments are paid to the Beneficiary to the end of such period.

The first periodic payment is determined by multiplying the portion of the Account Value being allocated to purchase annuity payments (expressed in thousands of dollars), plus interest at not less than 3% per year from the date the Account Value is applied to the annuity option to the Annuity Date, by the amount of the first periodic payment per $1,000 of value obtained from our annuity rates for that type of annuity and for the frequency of payment selected.  These rates will not be less than those shown in the Annuity Tables shown herein.

ASXT165/CRT (09/01)-20                                   20
We reserve the right to require submission prior to commencement of any annuity payments of evidence satisfactory to us of the age of any key life upon whose life payment amounts are calculated.

Pricing Of Transfers And Distributions: Subject to our right to defer transactions for a limited period, we
"price" transfers and distributions on the dates indicated below.  The pricing of transfers and distributions involving Sub-accounts includes the determination of the applicable Unit Price, for the Units transferred or distributed.  The pricing of transfers and distributions involving Fixed Allocations includes the determination of any applicable MVA.  Any applicable MVA alters the amount available when all the Account Value in a Fixed
Allocation is being transferred or distributed.  Any applicable MVA alters the amount of Interim Value needed when only a portion of the Account Value is being transferred or distributed.  Unit Prices may change each
Valuation Period to reflect the investment performance of the Sub-accounts.  The MVA may change daily to reflect the passage of time and the change in the applicable index.

       (a)    We price "scheduled" transfers and distributions as of the date such transactions are so scheduled.  "Scheduled" transactions include transfers previously scheduled with us, including, but not limited to, periodic payments of Minimum Distributions and annuity payments.

       (b)    We price "unscheduled" transfers, including transfers under an automatic transfer program that were not scheduled with us, partial withdrawals and free withdrawals as of the date we receive In Writing at our Office the request for such transactions.

       (c)    We price any distribution subject to provisions of due proof as of the date we receive at our
              Office all materials we require for such transactions and such materials are satisfactory to us.

                                                GENERAL PROVISIONS

Entire Contract:  The contract shown in the Schedule, including any attached riders or endorsements, the attached copy of any enrollment form and any supplemental applications and endorsements are the entire contract.  As to your Annuity, the contract also includes the copy of any enrollment form attached to your Annuity.  All statements made in any application and/or any enrollment form are deemed to be representations and not warranties.  No statement is used to void the contract or an Annuity or defend against a claim unless it is contained in any application or any supplemental application or any enrollment form.

Only our President, a Vice President or Secretary may change or waive any provisions of the contract or of any
Annuity.  Any change or waiver must be In Writing.  We are not bound by any promises or representations made by or to any other person.

Misstatement of Age or Sex:  If there has been a misstatement of the age and/or sex of any person upon whose life annuity payments, the minimum death benefit or any increase to Account Value under the Spousal Continuation provision are based, we make adjustments to conform to the facts.  As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

Transfers, Assignments or Pledges:  Generally, your rights in an Annuity may be transferred, assigned or pledged for loans at any time.  However, these rights may be limited depending on your use of the Annuity.  You may transfer, assign or pledge your rights to another person at any time, prior to any death upon which the death benefit is payable.  You must request a transfer or provide us a copy of the assignment In Writing.  A transfer or assignment is subject to our acceptance.  Prior to receipt of this notice, we will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof.  We assume no responsibility for the validity or sufficiency of any assignment.

ASXT165/CRT (09/01)-21                                   21
During any period we consider your Annuity subject to an assignment, the rights of any revocable Beneficiary are subordinate to those of any assignee.  There may be income tax consequences of transfers, assignments or pledges.

Nonparticipation:  The contract does not share in our profits or surplus earnings.

Deferral of Transactions:  We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law.  If we defer a distribution or transfer from any Fixed Allocation or any fixed annuity payout for more than thirty days, we pay interest of at least 3% per year on the amount deferred.  We may defer any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed 7 calendar days from the date the transaction is effected.  Any other deferral period begins on the date such distribution or transfer would otherwise have been transacted.

All transactions into, out of or based on any Sub-account may be postponed whenever (1) the New York Stock
Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

Elections, Designations, Changes and Requests:  All elections, designations, changes and requests must be In
Writing and are effective only after they have been approved by us, subject to any transactions made by us before receipt of such notices.  We inform you of any changes to the contract shown in the Schedule that materially affect your rights.  We reserve the right to require that this Annuity be returned to our Office for endorsement of any change to such contract or any change affecting only this Annuity.

Claims of Creditors:  To the extent permitted by law, no payment under the contract shown in the Schedule or any
Annuity thereunder is subject to the claims of the creditors of the Owner, you, or any other participant,
Annuitant or Beneficiary.

Proof of Survival:  The payment of any annuity is subject to evidence satisfactory to us that the payee is alive on the date such payment is otherwise due.

Tax Reporting:  We intend to make all required regulatory reports regarding taxable events in relation to this
Annuity.  Such events may include, but are not limited to:  (a)  annuity payments; (b) payment of death benefits;
(c) other distributions from the Annuity; and (d) assignments.

Facility of Payment:  We reserve the right, in settlement of full liability, to make payments to a guardian, conservator or other legal representative, if a payee is legally incompetent.

Participation and Termination of Certain Programs We May Offer:  To elect to participate or to terminate participation in any program we may offer, we may require receipt at our Office of a request In Writing on a form satisfactory to us.

Reports to You:  We provide reports to you during the Accumulation Period.  We will provide you with reports at least once each quarter that you maintain Account Values in the Sub-accounts.  We will provide you with reports once a year if you maintain Account Value only in one or more Fixed Allocations.  You may request additional reports.  We reserve the right to charge up to $50 for each such additional report.

Reserved Rights:  In addition to rights specifically reserved elsewhere in this Annuity, we reserve the right to any or all of the following:  (a) combine a Sub-account with other Sub-accounts; (b) combine the Variable
Separate Account shown in the Schedule with other "unitized" separate accounts; (c) terminate offering certain
Guarantee Periods for new or renewing Fixed Allocations; (d) combine the Fixed Separate Account shown in the
Schedule with other "non-unitized separate accounts; (e) deregister the Variable Separate Account shown in the
Schedule under the Investment Company Act of 1940; (f) operate the

ASXT165/CRT (09/01)-23                                   23
Variable Separate Account shown in the Schedule as a management investment company under the Investment Company
Act of 1940 or in any other form permitted by law; (g) make changes required by any change in the Securities Act of 1933, the Exchange Act of 1934 or the Investment Company Act of 1940; (h) make changes that are necessary to maintain the tax status of your Annuity, any rider, amendment or endorsement attached hereto or any change or distribution from your Annuity under the Internal Revenue Code; and (i) make changes required by any change in other Federal or state laws relating to retirement annuities or annuity contracts.

We may eliminate Sub-accounts, or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested.  Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity.  This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for some other reason.  We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition.  We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.

                                                  ANNUITY TABLES

The attached tables show the minimum dollar amount of each monthly payment for each $1,000 applied under the options.  The amounts payable when annuity payments commence may be higher, based on our then current assumptions as to interest, expenses and mortality, but will not be lower.

Under options one and two, the amount of each payment depends on the age and sex, if applicable, of the payee at the time the first payment is due.  Under option three, the amount of each payment depends on the age and sex, if applicable, of both payees at the time the first payment is due.  No election can be changed once payments begin.

The tables shown are based on interest at 3% per year compounded annually and the a2000 Individual Annuity
Mortality Table or the appropriate variation of such Table with genderless rates when applicable to the Annuity in order to meet Federal requirements in relation to the usage of such Annuity.

The payee's settlement age is the payee's age, last birthday, on the date of the first payment, minus the age adjustment.  The age adjustments are shown below.  They are based on the date of the first payment.  The age adjustment does not exceed the age of the payee.

                                      Annuitization              Attained Age
                                          Year                     Set Back
                                       2001 - 2009                     1
                                       2010 - 2019                     2
                                     2020 and later                    3

                                 Amount of Monthly Payment For Each $1,000 Applied
                                        (Based on 3% Annual Interest Rate)

First and Second Options - Single Life Annuities with:

                             Male Payee with                       Female Payee with
                       Monthly Payments Guaranteed            Monthly Payments Guaranteed
                    None      120      180      240         None      120      180     240
        Age           $        $        $        $            $        $        $       $
        50           4.08     4.05     4.01     3.95         3.83     3.81     3.79    3.76
        55           4.47     4.41     4.34     4.24         4.15     4.13     4.09    4.03
        60           4.98     4.88     4.75     4.56         4.59     4.54     4.47    4.35
        65           5.69     5.49     5.23     4.88         5.18     5.07     4.93    4.71
        70           6.67     6.23     5.73     5.17         6.01     5.78     5.47    5.05
        75           8.03     7.08     6.20     5.36         7.23     6.67     6.03    5.31
        80           9.92     7.95     6.55     5.46         9.03     7.67     6.47    5.45

Third Option - Joint and Last Survivor Annuity

                                               Age of Female Payee
        Age of            35       40      45       50       55       60       65      70       75       80
      Male Payee           $        $       $        $        $        $        $       $        $        $
          50              3.16     3.27    3.40     3.53     3.65     3.76     3.86    3.93     3.99     4.02
          55              3.18     3.30    3.45     3.61     3.78     3.94     4.08    4.21     4.30     4.37
          60              3.19     3.33    3.49     3.68     3.88     4.10     4.32    4.52     4.68     4.80
          65              3.20     3.34    3.52     3.73     3.97     4.25     4.55    4.84     5.11     5.33
          70              3.21     3.36    3.54     3.76     4.04     4.36     4.74    5.16     5.57     5.94
          75              3.21     3.36    3.55     3.79     4.08     4.45     4.90    5.43     6.02     6.61
          80              3.21     3.37    3.56     3.80     4.11     4.50     5.01    5.64     6.41     7.26

Fourth Option - Payments for a Designated Period

                     Amount of                 Amount of                 Amount of                   Amount of
        No. of        Monthly      No. of       Monthly      No. of       Monthly      No. of         Monthly
         Years       Payments       Years      Payments       Years      Payments       Years        Payments
           10          9.61          16          6.53          22          5.15           28           4.37
           11          8.86          17          6.23          23          4.99           29           4.27
           12          8.24          18          5.96          24          4.84           30           4.18
           13          7.71          19          5.73          25          4.71
           14          7.26          20          5.51          26          4.59
           15          6.87          21          5.32          27          4.47

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ASXT165/CRT (09/01)-26                                   26

                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                               Shelton, Connecticut

                                                 (A Stock Company)

                                              GROUP DEFERRED ANNUITY
                                                 NON-PARTICIPATING
                         VARIABLE AND FIXED INVESTMENT OPTIONS IN THE ACCUMULATION PERIOD

                         IN THE ACCUMULATION PERIOD ANY PAYMENTS AND VALUES PROVIDED UNDER
   THE VARIABLE INVESTMENT OPTIONS ARE BASED ON THEIR INVESTMENT PERFORMANCE AND ARE, THEREFORE, NOT GUARANTEED.
     PLEASE REFER TO THE SECTION ENTITLED "ACCOUNT VALUE IN THE SUB-ACCOUNTS" FOR A MORE COMPLETE EXPLANATION.

                       IN THE ACCUMULATION PERIOD ANY PAYMENTS AND VALUES PROVIDED UNDER THE
                       FIXED INVESTMENT OPTIONS MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT.
                         SUCH A MARKET VALUE ADJUSTMENT MAY INCREASE OR DECREASE ANY SUCH
                      PAYMENTS OR VALUES. PLEASE REFER TO THE SECTION ENTITLED "ACCOUNT VALUE
                            OF THE FIXED ALLOCATIONS" FOR A MORE COMPLETE EXPLANATION.

                  "Palmer, Christopher E"

                  Tue 02/14/2006 12:42 PM

                                                                                                                 To
                                                                              Laura.kealey
                                                                                                                 cc

                                                                                                            Subject
                                                                               Edgar Filing

Laura,

You can use the attached document for the Edgar correspondence filing.

Chris

Christopher E. Palmer
Goodwin Procter LLP
901 New York Ave., N.W.
Washington, DC 20001
(202) 346-4253
FAX:  (202) 346-4444

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(including any attachments) is not intended or written to be used,
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cannot be used, for the purpose of (i) avoiding penalties under the
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 - C.htm
 - Edgar Email 2-14 ASLAC Prospectus Inserts.DOC

Email to Rob Lamont
Office of Insurance Products
From Chris Palmer
February 14, 2006
Subject:  American Skandia

Rob,

Attached are proposed changes in response to the staff's comments.  Thanks for your assistance.

Chris

ASLAC Prospectus Inserts

Insert 1A [to fourth bullet point on page 1]:

Variable payment options are made available through a different contract and prospectus.

Insert 36A [to page 36, before "exceptions" section]:

The variable annuity payment options are described in detail in a separate prospectus, which is available upon request and which will be provided to you if and when you elect one of the variable annuity payment options.  The separate prospectus sets forth the fees and charges under the variable payment option, which may be higher than those set forth in this prospectus.

Insert 52A [replacement introduction to "What Types of Annuity Options are Available" on page 52]:

We currently make available annuity options that provide fixed annuity payments, variable annuity payments or adjustable annuity payments.  Your contract provides certain fixed annuity payment options.  We currently offer variable annuity payment options, which are provided by exchanging the deferred annuity contract described in this prospectus for a separate contract issued as an annuity settlement option and described in a separate prospectus.  The variable annuity payment options are described in detail in a separate prospectus, which is available upon request and which will be provided to you if and when you elect one of the variable annuity payment options.  The separate prospectus sets forth the fees and charges under the variable payment option, which may be higher than those set forth in this prospectus.  We do not guarantee to continue to make available variable annuity payment options or any other option other than the fixed annuity payment options set forth in your contract.

Insert 53A [insert on page 53 before "How and When Do I Choose the Annuity Payment Option?" section]:

We do not guarantee to continue to make available variable annuity payment options or any other option other than the fixed annuity payment options set forth in your contract.

Insert 54A [new sentence under "Variable Annuity Payments" on page 54]:

There is no guarantee that we will continue to make available variable annuity payment options.